CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Consolidated Financial Statements

Third Quarter - January 31, 2011

(Unaudited)

(Expressed in Canadian dollars, except where indicated)

NOTICE OF NO AUDITOR REVIEW OF

INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, if an auditor has not performed a review of the interim financial statements required to be filed, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Consolidated Balance Sheets

As at January 31, 2011 and April 30, 2010

(Unaudited)

 (Expressed in Canadian dollars except where indicated)

	January 31 2011 $000’s	April 30 2010 $000’s
Assets
Current assets
Cash and cash equivalents (note 4)	14,009	8,722
Accounts receivable and prepaid expenses	260	1,148
Available-for-sale securities (note 5)	573	261
	14,842	10,131

Reclamation bonds	350	391
Property and equipment (note 6)	659	743
Mineral property interests (note 7)	50,969	46,245
	66,820	57,510
Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,702	1,626

Future income tax liability	3,131	3,399
	4,833	5,025

Non-controlling interest (note 3)	19,000	12,600

Shareholders’ equity
Common shares (note 10)	65,232	60,878
Contributed surplus (note 10)	9,858	9,665
Accumulated other comprehensive income	204	10
Deficit	(32,307)	(30,668)
	42,987	39,885
	66,820	57,510

Nature of operations (note 1)

Commitments (notes 7 and 13)

Subsequent events (note 15)

 Approved by the Board of Directors

            “Peter Dasler”

   “Jean Luc Roy”

      Director                                                                            Director

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Consolidated Statements of Loss and Comprehensive Loss

For the three and nine months ended January 31, 2011 and 2010

(Unaudited)

 (Expressed in Canadian dollars except where indicated)

	Three months ended January 31 2011	Three months ended January 31 2010	Nine months ended January 31, 2011	Nine months ended January 31, 2010
	($000's)	($000's)	($000's)	($000's)

EXPENSED EXPLORATION COSTS
Net indirect exploration expenditures	129	201	206	396
Mineral property write-offs	-	-	-	-
Equipment rental income	(78)	(22)	(213)	(112)
Net option payments	-	-	(6)	75
	51	179	(13)	359
OTHER EXPENSES
Consulting, labour and professional fees	457	477	998	1,037
Depreciation and amortization (note 6)	45	59	133	156
Foreign exchange loss/(gain)	1	2	(3)	11
Insurance, licenses and filing fees	20	21	87	101
Interest income	(26)	(13)	(79)	(73)
Other corporate costs	53	44	120	164
Investor relations and presentations	46	28	115	73
Rent	31	34	105	131
Stock-based compensation (note 11)	178	222	712	943
Travel and accommodation	34	33	64	63
Management fees	(42)	(70)	(332)	(187)
	797	837	1,920	2,419

Loss before income taxes	(848)	(1,016)	(1,907)	(2,778)
Future income tax recovery	150	198	268	443
Loss for the period	(698)	(818)	(1,639)	(2,335)

Other comprehensive loss
Unrealized (gain)/loss on available-for-sale securities	(156)	(22)	(194)	32
Comprehensive loss for the period	(542)	(796)	(1,445)	(2,367)

Basic and diluted loss per share ($ per share)	(0.04)	(0.05)	(0.09)	(0.16)

Basic and diluted weighted average common shares outstanding (000’s)	18,297	16,324	17,565	14,801

The accompanying notes are an integral part of these consolidated financial statements.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Consolidated Statements of Shareholders’ Equity

For the three and nine months ended January 31, 2011 and 2010

(Unaudited)

 (Expressed in Canadian dollars except where indicated)

			Contributed Surplus $000’s	Accumulated Other Comprehensive Income $000’s	Accumulated Deficit $000’s	Total Shareholders’ Equity $000’s

	Common Shares
	Shares 000’s	Amount $000’s
Balance-April 30, 2008	12,587	54,079	5,392	166	(24,137)	35,500
Issued on private placement for cash	1,092	3,682	-	-	-	3,682
Issued on private placement for non cash	44	150	-	-	-	150
Issued on the exercise of stock options	30	30	-	-	-	30
Issued to acquire mineral property interest	25	44	-	-	-	44
Warrants issued on private placement	-	(371)	371	-	-	-
Warrants issued to acquire mineral property interest	-	-	13	-	-	13
Share issuance costs	-	(453)	29	-	-	(424)
Stock based compensation expense	-	-	2,160	-	-	2,160
Transfer on stock option exercise	-	25	(25)	-	-	-
Unrealized loss on available-for-sale securities	-	-	-	(157)	-	(157)
Flow through share issuance	-	(1,003)	-	-	-	(1,003)
Net loss for the year	-	-	-	-	(3,555)	(3,555)
Balance-April 30, 2009	13,778	56,183	7,940	9	(27,692)	36,440
Issued on private placement for cash	3,251	6,212	-	-	-	6,212
Issued on the exercise of stock options	23	27	-	-	-	27
Issued to acquire mineral property interest	135	216	-	-	-	216
Warrants issued on private placement	-	(268)	268	-	-	-
Share issuance costs	-	(297)	-	-	-	(297)
Stock based compensation expense	-	-	1,467	-	-	1,467
Transfer on stock option exercise	-	10	(10)	-	-	-
Unrealized loss on available-for-sale securities	-	-	-	(88)	-	(88)
Reversal of unrealized loss upon permanent impairment on available-for-sale securities	-	-	-	89	-	89
Flow through share issuance	-	(1,205)	-	-	-	(1,205)
Net loss for the year	-	-	-	-	(2,976)	(2,976)
Balance-April 30, 2010	17,187	60,878	9,665	10	(30,668)	39,885
Issued on private placement for cash	2,168	3,468	-	-	-	3,468
Issued on private placement for non cash	31	48	-	-	-	48
Issued on the exercise of stock options	399	399	-	-	-	399
Issued to acquire mineral property interest	25	24	-	-	-	24
Warrants issued on private placement	-	(297)	297	-	-	-
Share issuance costs	-	(227)	-	-	-	(227)
Stock based compensation expense	-	-	835	-	-	835
Transfer on stock option exercise	-	939	(939)	-	-	-
Unrealized loss on available-for-sale securities	-	-	-	194	-	194
Net loss for the period	-	-	-	-	(1,639)	(1,639)
Balance-January 31, 2011	19,810	65,232	9,858	204	(32,307)	42,987

The accompanying notes are an integral part of these consolidated financial statements.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three and nine months ended January 31, 2011 and 2010

(Unaudited)

(Expressed in Canadian dollars except where indicated)

	Three months ended January 31, 2011	Three months ended January 31, 2010	Nine months ended January 31, 2011	Nine months ended January 31, 2010
	$000’s	$000’s	$000’s	$000’s
Cash flows from operating activities
Net loss for the period	(698)	(818)	(1,639)	(2,335)
Items not affecting cash
Depreciation and amortization (note 6)	45	59	133	156
Future income tax expense (recovery)	(150)	(198)	(268)	(443)
Net option payments	-	-	-	-
Bad debt expense	-	-	-	54
Option payments in excess of cost	-	-	(6)	-
Other	(15)	(46)	(2)	29
Stock-based compensation	178	222	712	943
	(640)	(781)	(1,070)	(1,596)
Change in non-cash operating working capital
Decrease (increase) in accounts receivable and prepaid expenses	(95)	(24)	893	(67)
Decrease in accounts payable & accrued liabilities	1,345	268	77	59
	610	(537)	(100)	(1,604)
Cash flows from financing activities
Issuance of common shares (net of issue costs)	3,289	4,741	3,289	5,886
Proceeds from stock option exercise	399	-	399	-
Funding from non-controlling interest	4,680	4,120	6,400	5,000
	8,368	8,861	10,088	10,886
Cash flows from investing activities
Deferred exploration costs	(741)	(1,040)	(5,135)	(4,342)
Property and equipment	(10)	(77)	(48)	(102)
Option payments received	-	-	12	1
Reclamation bond	13	-	40	-
Reimbursed exploration costs	67	-	430	148
95	(671)	(1,117)	(4,701)	(4,295)

Increase in cash and cash equivalents	8,307	7,207	5,287	4,987

Cash and cash equivalents - beginning of period	5,702	4,119	8,722	6,339

Cash and cash equivalents - end of period	14,009	11,326	14,009	11,326

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three and nine months ended January 31, 2011 and 2010

(Unaudited)

(Expressed in Canadian dollars except where indicated)

1   Nature of Operations

CanAlaska Uranium Ltd. (the “Company” or “CanAlaska”) and its subsidiaries are principally engaged in the exploration of uranium properties. The Company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties or sell the properties outright. The Company has not determined whether these properties contain ore reserves that are economically recoverable and the Company is considered to be in the exploration stage.

At January 31, 2011, the Company had cash and cash equivalents of $14.0 million (April 30, 2010: $8.7 million) (note 4) and working capital of $13.1 million (April 30, 2010: $8.5 million). Management believes that the cash on hand at January 31, 2011 is sufficient to meet corporate, administrative and exploration activities for the coming twelve months. Should management be successful in its forthcoming exploration programs it may either need to dilute its ownership in its properties or secure additional financing to continue to advance the development of its exploration projects.

2      Basis of Presentation

These interim consolidated financial statements have been prepared in accordance with Canadian GAAP on a basis consistent with the annual financial statements of the Company. All figures are in Canadian dollars unless otherwise noted. Disclosure requirements for interim financial statements do not contain all the information that is required of annual financial statements. Accordingly, they should be read in conjunction with the audited financial statements, for the year ended April 30, 2010.

Basis of Consolidation

These consolidated financial statements include the accounts of the Company’s wholly-owned subsidiaries, CanAlaska Resources Ltd. USA (a Nevada company), CanAlaska West McArthur Uranium Ltd. (a B.C. company), Golden Fern Resources Limited (a New Zealand company) and Poplar Uranium Limited. (a B.C. company). The Company consolidates the assets, liabilities, revenues and expenses of Canada-Korea Uranium Limited Partnership (“CKU Partnership”) and CanAlaska Korea Uranium Limited (“CKUL”) in accordance with the guidance of Accounting Guideline 15 - Consolidation of Variable Interest Entities (“AcG-15”). It recognizes the other Partners’ ownership as non-controlling interest. The Company also proportionately consolidates its interest in the Rise and Shine joint venture (a New Zealand joint venture).

Measurement Uncertainties

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported, and disclosed in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Realization of the Company’s assets and liabilities is subject to risks and uncertainties, including reserve and resource estimation, future uranium and precious and base metal prices, estimated costs of future production, changes in government legislation and regulations, estimated future income taxes, and the availability of financing and various operational factors.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three and nine months ended January 31, 2011 and 2010

(Unaudited)

(Expressed in Canadian dollars except where indicated)

2      Basis of Presentation (continued)

IFRS Convergence

In February 2008, the CICA announced that GAAP for publicly accountable enterprises is to be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. Companies are required to provide IFRS comparative information for the previous fiscal year. Accordingly, the conversion from GAAP to IFRS is to be applicable to the Company’s reporting for the first quarter of 2012 for which the current and comparative information will be prepared under IFRS. The Company is required to apply all of those IFRS standards which are effective for fiscal year ending April 30, 2012 and apply them to its opening May 1, 2010 balance sheet.

3      Interests in Variable Interest Entities

CanAlaska Korean Uranium Joint Venture

In December 2007, the Company formed a partnership, CKU Partnership, with Hanwha Corporation, Korea Electric Power Corporation, Korea Resources Corp., and SK Networks Co., Ltd. (together the “Korean Consortium”) to develop the Cree East uranium exploration project (“Cree East”), which consists of approximately 56,000 hectares of dedicated contiguous mineral claims in a region known as the Athabasca Basin (“Athabasca”), located in the Canadian province of Saskatchewan.

Under the terms of agreements, the Korean Consortium will invest $19 million towards the earn-in of a 50% ownership interest in the CKU Partnership over a 4-year period. As of January 31, 2011, the Korean Consortium has contributed $19.0 million (April 30, 2010: $12.6 million) and has a 50.0% interest (April 30, 2010: 40.6%) in the CKU Partnership.

The Company acts as the operator for the exploration project and earns a management fee of 10% of the exploration expenditures incurred. The following are the significant balances of the CKU Partnership that are included in CanAlaska’s consolidated balance sheets:

CKU Partnership	January 31, 2011 $000’s	April 30, 2010 $000’s
Cash (note 4)	4,755	2,059
Mineral property (note 8(a))	14,803	11,429
Non-controlling interest	19,000	12,600

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three and nine months ended January 31, 2011 and 2010

(Unaudited)

(Expressed in Canadian dollars except where indicated)

4    Cash and Cash Equivalents

	January 31, 2011 $000’s	April 30, 2010 $000’s
CKU Partnership funds	4,755	2,059
Option-in advances	1,354	276
Cash in bank and other short term deposits	7,900	6,387
Total	14,009	8,722

The Company fully consolidates the cash held by CKU Partnership whose funds are held to fund the Cree East property. Option-in advances are advance cash funding by joint venture partners on various exploration properties.

5    Available-for-Sale Securities

	January 31, 2011			April 30, 2010
	Number of Shares	Adjusted Cost $000’s	Market Value $000’s	Adjusted Cost $000’s	Market Value $000’s
Pacific North West Capital Corp.	846,800	53	178	53	110
Westcan Uranium Corp.	1,104,808	115	166	15	5
Mega Uranium Ltd.	50,000	48	48	48	28
Other available-for-sale securities	5,618,444	153	181	135	118
Total	7,620,052	369	573	251	261

The Company periodically reviews the carrying values of its available-for-sale securities and considers, in light of the prevailing economic circumstances, whether current market values are indicative of other-than-temporary losses in value, in which case the Company would record a permanent write-down in value.  The Company has recorded total write-downs on available-for-sale securities of $nil for the three months ended January 31, 2011 (January 31, 2010: $nil).  The Company has recorded total write-downs on available-for-sale securities of $nil for the nine months ended January 31, 2011 (January 31, 2010: $nil).

An unrealized gain on available-for-sale securities of $155,501 (January 31, 2010: gain of $21,098) was recorded in other comprehensive income for the three months ended January 31, 2011. An unrealized gain on available-for-sale securities of $193,516 (January 31, 2010: loss of $32,795) was recorded in other comprehensive income for the nine months ended January 31, 2011.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three and nine months ended January 31, 2011 and 2010

(Unaudited)

(Expressed in Canadian dollars except where indicated)

6    Property and Equipment

	January 31, 2011			April 30, 2010
	Cost $000’s	Accumulated amortization $000’s	Net $000’s	Cost $000’s	Accumulated amortization $000’s	Net $000’s
Automotive	111	(81)	30	111	(72)	39
Leasehold improvements	270	(78)	192	270	(62)	208
Mining equipment	1,021	(738)	283	987	(661)	326
Office equipment	491	(337)	154	476	(306)	170
Total	1,893	(1,234)	659	1,844	(1,101)	743

During the nine months ended January 31, 2011, the Company had additions of $48,311 (January 31, 2010: $102,401) and disposals of $nil (January 31, 2010: $nil).

7       Mineral Property Interests

	Nine months ended January 31, 2011 Expenditures				Life to Date - January 31, 2011
Project ($000’s)	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total
Athabasca (note 8)	88	5,166	(538)	4,716	1,393	71,113	(22,082)	50,424
Other interests (note 9)	-	14	(7)	7	398	1,378	(1,231)	545
Total	88	5,180	(545)	4,723	1,791	72,491	(23,313)	50,969

	Year ended April 30, 2010 Expenditures				Life to Date - April 30, 2010
Project ($000’s)	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total
Athabasca (note 8)	111	9,142	(2,170)	7,083	1,305	64,879	(20,477)	45,707
Other interests (note 9)	-	30	(1)	29	398	1,364	(1,224)	538
Total	111	9,172	(2,171)	7,112	1,703	66,243	(21,701)	46,245

The Company holds approximately 972,000 hectares of mining claims in the Athabasca Basin located across the provinces of Alberta, Saskatchewan and Manitoba in Canada. The holdings are comprised of 20 projects which are in various stages of exploration and discovery

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three and nine months ended January 31, 2011 and 2010

(Unaudited)

(Expressed in Canadian dollars except where indicated)

7       Mineral Property Interests (continued)

Summary of option payments due	Total
As at January 31, 2011	Cash $000’s	Spend[2] $000’s	Shares
April 2011 (paid)	80	-	25,000
April 2011	-	1,400	-
April 2012	28	2,800	5,000
April 2013	-	5,000	-
Thereafter	-	9,400	120,000
Total due[1]	108	9,400	150,000

1 Only considers payments remaining to be paid during the fiscal year and not previous year’s payments and issuances

2 Represents cumulative spend required not the spend per fiscal year.

Summary of option payments receivable	Total
As at January 31, 2011[1]	Cash $000’s	Spend[3] $000’s	Shares
April 2011 (received)	12	-	70,000
April 2011	-	1,250	1,054,808
April 2012	-	7,600	50,000
April 2013	-	10,300	50,000
Thereafter	500	13,700	1,300,000
Total due[2]	512	13,700	2,524,808

1 Excludes expenditures and payments on West McArthur (note 8 (b)) and Cree East (notes 3 and 8(a))

2 Only considers payments remaining to be received during the fiscal year and not previous year’s payments and issuances.

3 Represents cumulative spend required not the spend per fiscal year.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three and nine months ended January 31, 2011 and 2010

(Unaudited)

(Expressed in Canadian dollars except where indicated)

8

Athabasca Mineral Property Interests

	Nine months ended January 31, 2011 Expenditures				Life to Date-January 31, 2011
Project ($000’s)	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total
Cree East (a)	-	3,374	-	3,374	-	14,803	-	14,803
West McArthur (b)	-	693	(357)	336	65	15,645	(12,651)	3,059
Poplar (c)	-	9	-	9	166	3,495	(3,210)	451
Fond du Lac (d)	-	295	-	295	120	2,948	-	3,068
Black Lake (e)	-	16	-	16	147	1,503	-	1,650
Grease River (f)	15	149	(132)	32	133	2,792	(2,041)	884
Cree West (g)	8	3	(27)	(16)	48	1,112	(1,137)	23
Key Lake (h)	-	3	(12)	(9)	24	1,027	(1,047)	4
NW Manitoba (i)	-	71	-	71	16	6,687	-	6,703
Helmer (j)	-	27	-	27	107	5,027	-	5,134
Lake Athabasca (k)	-	62	-	62	112	5,963	-	6,075
Alberta (l)	-	-	-	-	11	2,329	-	2,340
Hodgson (m)	65	10	-	75	109	1,230	-	1,339
Arnold (n)	-	86	-	86	35	1,325	-	1,360
Collins Bay (o)	-	334	-	334	-	1,220	-	1,220
McTavish (p)	-	3	(10)	(7)	74	724	(77)	721
Carswell (q)	-	13	-	13	173	429	-	602
Other (r)	-	18	-	18	53	2,854	(1,919)	988
Total	88	5,166	(538)	4,716	1,393	71,113	(22,082)	50,424

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three and nine months ended January 31, 2011 and 2010

(Unaudited)

(Expressed in Canadian dollars except where indicated)

8      Athabasca Mineral Property Interests (continued)

	Year ended April 30, 2010 Expenditures				Life to Date-April 30, 2010
Project ($000’s)	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total
Cree East (a)	-	3,493	-	3,493	-	11,429	-	11,429
West McArthur (b)	-	1,814	(1,551)	263	65	13,952	(11,294)	2,723
Poplar (c)	-	453	(270)	183	166	3,486	(3,210)	442
Fond du Lac (d)	-	916	-	916	120	2,653	-	2,773
Black Lake (e)	4	438	-	442	147	1,487	-	1,634
Grease River (f)	-	49	-	49	118	2,643	(1,909)	852
Cree West (g)	-	39	-	39	40	1,109	(1,110)	39
Key Lake (h)	-	12	-	12	24	1,024	(1,035)	13
NE Wollaston (i)	-	40	-	40	16	6,611	-	6,627
Helmer (j)	43	344	-	387	107	5,000	-	5,107
Lake Athabasca (k)	-	129	-	129	112	5,901	-	6,013
Alberta (l)	-	28	-	28	11	2,329	-	2,340
Hodgson (m)	-	20	-	20	44	1,220	-	1,264
Arnold (n)	-	2	-	2	35	1,239	-	1,274
Collins Bay (o)	-	886	-	886		886	-	886
McTavish (p)	-	(62)	-	(62)	74	654	-	728
Carswell (q)	64	388	-	452	173	416	-	589
Other (r)	-	153	(349)	(196)	53	2,840	(1,919)	974
Total	111	9,142	(2,170)	7,083	1,305	64,879	(20,477)	45,707

a)      Cree East, Saskatchewan – Korean Consortium

Cree East consists of approximately 56,000 hectares of mineral claims in the Athabasca. In December 2007, the Company formed the CKU Partnership with the Korean Consortium to develop Cree East. Under the terms of agreements, the Korean Consortium will invest $19 million towards the earn-in of a 50% ownership interest in the CKU Partnership over a four year period. In December, 2010, the Company received $4.68 million in funds from the Korean Consortium for a total of $19.0 million towards the earn-in commitment for the Cree Lake project. The Korean Consortium holds a 50% participating interest in the CKU Partnership. The Company acts as the project operator and earns a management fee of 10% based on the expenditure incurred.

As of January 31, 2011, the Korean Consortium has contributed $19.0 million (April 30, 2010: $12.6 million) and holds a 50.0% interest (April 30, 2010: 40.6%) in the CKU Partnership.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three and nine months ended January 31, 2011 and 2010

(Unaudited)

(Expressed in Canadian dollars except where indicated)

8    Athabasca Mineral Property Interests (continued)

b)      West McArthur, Saskatchewan - Mitsubishi

West McArthur consists of approximately 36,000 hectares of mineral claims in the Athabasca, Saskatchewan. In April 2007, the Company optioned the claims to Mitsubishi Development Pty Ltd. (“Mitsubishi”) whereby Mitsubishi could exercise an option to earn a 50% interest in the property by funding expenditures of $10 million and by making a $1 million payment upon completion of the $10 million funding requirement. In February 2010, Mitsubishi exercised their option with a payment to the Company of $1 million and an unincorporated 50/50 joint venture was formed between the parties to pursue further exploration and development of the property. The Company acts as project operator and earns a fee (between 5% and 10%) based on the expenditures incurred.

c)      Poplar, Saskatchewan – East Resources Inc.

Poplar consists of approximately 46,000 hectares of mineral claims in the Athabasca. In October 2007, the Company optioned the claims to Mega Uranium Ltd. (“Mega”). The Mega option agreement was subsequently terminated in December 2008, after Mega had issued 50,000 shares to the Company and funded $2.8 million in expenditures on the Poplar project. In June, 2009, the Company announced that East Resources Inc. (“ERI”) had executed a Memorandum of Understanding (“MOU”) in respect of the Poplar property which had a 60 day term. During the fiscal year ended April 30, 2010, the Company received expenditure reimbursements of $270,000 related to the Poplar project.

d)

Fond Du Lac, Saskatchewan

In an agreement dated October 18, 2006 and subsequently amended November 7, 2008 and September 10, 2010, the Company acquired from the Fond Du Lac Denesuline First Nation an option to earn a 50% interest in the Fond Du Lac property (comprising approximately 17,000 hectares in the Athabasca) for total payments of $130,000 ($130,000 paid), the issuance of 40,000 shares (40,000 issued;) and work commitments of $2 million ($1.2 million by June 2011 and an additional $800,000 by June 2012). As of January 31, 2011, the CanAlaska had incurred $3.1 million in exploration expenditures on the property.

In September 2010, the Fond Du Lac option agreement was amended whereby the Company’s participating interest in the project was increased from 49% to 50%. In consideration for the amendment, the Company issued 10,000 common shares and accelerated its staged cash payments and share issuances due on June 30, 2011. As a result, in September 2010, the Company issued an aggregate of 20,000 common shares under the amended option agreement for the Fond Du Lac project (note 10).

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three and nine months ended January 31, 2011 and 2010

(Unaudited)

(Expressed in Canadian dollars except where indicated)

8     Athabasca Mineral Property Interests (continued)

e)      Black Lake, Saskatchewan

In December 2006, the Company optioned the Black Lake property in the Athabasca (comprising approximately 36,000 hectares) located from the Black Lake Denesuline First Nation. To earn a 49% interest in the property, the Company must make payments of $130,000 ($102,000 paid; July 2011 – $28,000), issue 30,000 shares (25,000 issued (see note 10); July 2011 5,000), and incur exploration expenditures of $2 million ($700,000 by July 2010 and an additional $500,000 by July 2011 and by July 2012 a further $800,000). As of January 31, 2011 CanAlaska had incurred $1.7 million in exploration expenditures on the property. Upon exercising its 49% option, a joint venture may be formed.

f)      Grease River, Saskatchewan – Westcan Uranium

Grease River is comprised of approximately 38,000 hectares of mineral claims located in the Athabasca. The property was previously optioned to Uranium Prospects Plc (terminated June 2009) whereby they had made cash payments of $225,000, issued 1.5 million shares to the Company, and reimbursed $1.6 million in exploration expenditures incurred by the Company.

In August 2010, the Company executed an option agreement with Westcan Uranium Corp. (“Westcan”) to commence exploration of the Grease River project. Under the terms of the option agreement, Westcan may earn a 50% interest in the property by issuing up to 5% of the issued and outstanding shares of Westcan and making exploration expenditures of $4,500,000 by December 2013.  The Company will act as the operator for the exploration project and will earn a management fee of 10% of the exploration expenditures incurred.

On November 5, 2010, the Company received 804,808 common shares of Westcan.

g)      Cree West, Saskatchewan – Westcan Uranium

Cree West is comprised of approximately 20,000 hectares of mineral claims located in the south-east of the Athabasca. In April 2006, the Company optioned the claims to Westcan. Westcan may earn a 50% interest in the property by making payments of $150,000 (received), issuing 600,000 shares (issued) and making exploration expenditures of $3.6 million before May 2009 ($0.8 million completed).

On July 30, 2010, the Company extended the option agreement for a period of one year beginning on August 1, 2010 in consideration of 125,000 common shares of Westcan.  The common shares of Westcan were received by the Company on November 5, 2010.

Westcan may acquire an additional 10% interest by spending an additional $4 million and a further 15% interest by completing a feasibility study within 2 years, issuing 400,000 additional common shares, and spending a minimum of $1 million per year. The Company acts as the project operator until Westcan has a vested 60% interest. Upon attaining commercial production, the Company will receive a 3% net smelter royalty.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three and nine months ended January 31, 2011 and 2010

(Unaudited)

(Expressed in Canadian dollars except where indicated)

8     Athabasca Mineral Property Interests (continued)

h)     Key Lake, Saskatchewan – Westcan Uranium

Key Lake is comprised of approximately 6,000 hectares of mineral claims located in the south-east of the Athabasca. In March 2006, the Company optioned the claims to Westcan. Westcan can earn a 50% interest by making payments of $150,000 (received), issuing 300,000 shares (received) and completing work commitments of $2 million by May 2009 ($0.9 million completed).

On July 30, 2010, the Company extended the option agreement for a period of one year beginning on August 1, 2010 in consideration of 125,000 common shares of Westcan.  The common shares of Westcan were received by the Company on November 5, 2010.

Westcan may elect to acquire an additional 10% interest by spending an additional $2 million and a further 15% interest by completing a feasibility study, issuing to the Company 200,000 additional common shares, and spending a minimum of $500,000 per year. The Company acts as project operator until Westcan has a vested 60% interest. Upon attaining commercial production, the Company will receive a 3% net smelter royalty.

i)      NW Manitoba, Manitoba (formerly NE Wollaston, Saskatchewan-Manitoba)

This property consists of approximately 144,000 hectares and lie between 90 and 170 kilometres northeast along the Wollaston trend of basement formations hosting uranium deposits, which include Rabbit Lake, Collins Bay and Eagle Point Uranium mines. In December 2008, the Company announced the execution of an MOU with ERI for a significant amount of exploration across the property. In June 2009, this MOU lapsed following continued delays arising from Manitoba Government aboriginal consultations. The Company and ERI were discussing further work on a similar size project in Saskatchewan under a similar MOU (note 8(c)). Further work on this project was delayed pending receipt of the Government work permits and on March 13, 2010, the Manitoba Government issued an initial permit to the Company.

j)      Helmer, Saskatchewan

Helmer is comprised of approximately 57,000 hectares of mineral claims located in the north-central part of the Athabasca Basin, southeast of Uranium City and to the west of Fond Du Lac.

k)      Lake Athabasca, Saskatchewan

Lake Athabasca comprises approximately 39,000 hectares of mineral claims located primarily on Lake Athabasca, southwest of Uranium City, Saskatchewan.

l)

Alberta, Alberta

Alberta comprises approximately 97,000 hectares of mineral claims covering most of the section of Lake Athabasca that lies within the Province of Alberta.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three and nine months ended January 31, 2011 and 2010

(Unaudited)

(Expressed in Canadian dollars except where indicated)

8     Athabasca Mineral Property Interests (continued)

m)

Hodgson, Saskatchewan

Hodgson comprises approximately 25,000 hectares of mineral claims west of the Cigar Lake Mine, Saskatchewan.

n)      Arnold, Saskatchewan

Arnold comprises approximately 14,000 hectares of contiguous minerals claims located west of the producing McArthur River mine, Saskatchewan.

o)

Collins Bay Extension, Saskatchewan

In July 2009, the Company executed an Option Agreement with Bayswater Uranium Corporation ("Bayswater") to commence exploration of the Collins Bay Extension project. The Collins Bay Extension comprises approximately 39,000 hectares situated directly adjacent to, and following the North-East strike of past-producing uranium mines at Rabbit Lake and Collins Bay, and adjacent to the current producing uranium mine at Eagle Point. This project contains a number of exploration targets within the Snowbird and Fife Island areas.

Under the terms of the option agreement, CanAlaska will act as the operator and may earn a 51% participating interest in the project by undertaking a minimum of $4 million ($1.2 million spent) in exploration expenditures within 5 years and issuing a total of 50,000 (10,000 issued (note 10)) shares of the Company to Bayswater over this period. The Company may increase its participating interest in the project to 70% by successfully undertaking a further $2 million in exploration expenditures over a period of 3 years.

p)

McTavish, Saskatchewan – Kodiak Exploration Limited

McTavish is comprised of approximately 16,000 hectares of mineral claims lying southeast of the McArthur River mine in Saskatchewan and northwest of the Key Lake Mine. On August 10, 2009, the Company entered into an option agreement with Kodiak Exploration Limited on the McTavish project which granted Kodiak an option to acquire up to 70% interest in the project. In order to earn an initial 50% interest in the project, Kodiak must complete $4 million in exploration expenditures and issue 1,000,000 (100,000 issued) Kodiak shares to the Company over a period of five years.

Kodiak may earn a further 10% interest in the project by expending $3 million in exploration/pre-feasibility work over an additional three year period, issuing an additional 550,000 Kodiak shares and producing a 43-101 compliant resource estimate containing at least 35 million pounds U3O8 in the measured and indicated categories. By defining a resource of 50 million pounds U3O8 during the same period, Kodiak’s interest may increase to 70%.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three and nine months ended January 31, 2011 and 2010

(Unaudited)

(Expressed in Canadian dollars except where indicated)

8     Athabasca Mineral Property Interests (continued)

q)      Carswell, Saskatchewan

Carswell is comprised of approximately 29,000 hectares of mineral claims in the vicinity of Cluff Lake, Saskatchewan.  In December 2009, the Company issued 1,250,000 shares and made a $62,500 cash payment under a purchase agreement with Hawk Uranium Inc. to acquire mineral claims in the Cluff Lake area (note 10). Hawk Uranium Inc. will retain a 2.5% Net Smelter Return (“NSR”), 2% of which will be purchasable by the Company for payment of $2.0 million.

r)      Other Properties

Include the Waterbury and Moon claim blocks in the Province of Saskatchewan.

Waterbury comprises approximately 6,000 hectares of mineral claims located north of the Cigar Lake mine in Saskatchewan. In December 2007, an option agreement on the property was terminated after the Company had received payments comprised of $75,000 and 200,000 shares, and $2.1 million had been spent on the property.

Moon comprises approximately 4,000 hectares of mineral claims lying in two separate blocks between the McArthur River and Key Lake mines and is subject to a 3% third-party Net Smelter Return (“NSR”).

In fiscal year 2010, the Company wrote down its Camsell and Ford claims ($0.3 million) as it does not plan to renew its prospecting permits on these properties subsequent to year end.

9   Other Mineral Property Interests

	Nine months ended January 31, 2011 Expenditures				Life to Date - January 31, 2011
Project ($000’s)	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total
Rise & Shine, NZ (a)	-	-	(7)	(7)	301	416	(407)	310
Reefton & Other NZ Projects (b)	-	2	-	2	24	604	(481)	147
Other Projects, Various (c)	-	12	-	12	73	358	(343)	88
Total	-	14	(7)	7	398	1,378	(1,231)	545

	Year ended April 30, 2010 Expenditures				Life to Date - April 30, 2010
Project ($000’s)	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total
Rise & Shine, NZ (a)	-	(6)	(1)	(7)	301	416	(400)	317
Reefton & Other NZ Projects (b)	-	14	-	14	24	602	(481)	145
Other Projects, Various (c)	-	22	-	22	73	346	(343)	76
Total	-	30	(1)	29	398	1,364	(1,224)	538

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three and nine months ended January 31, 2011 and 2010

(Unaudited)

(Expressed in Canadian dollars except where indicated)

9     Other Mineral Property Interests (continued)

(a)

Rise and Shine, New Zealand

Rise & Shine is located 20 kilometres (“km”) northeast of Cromwell, New Zealand and encompasses a number of historical high-grade underground gold mines in the Bendigo Gold field. Effective July 1, 2007, the Company has completed its earn-in requirements in a joint venture with Oceana Gold (New Zealand) Limited (“Oceana”) (30%) and CanAlaska (70%). If either party elects to not fund or only partially-fund their respective portion of a proposed budget then the defaulting party dilutes their equity in the joint venture down to a minimum of 15% at which point the relevant party’s interest in the joint venture will revert to a 2% royalty on gold produced. As of January 31, 2011, CanAlaska’s current interest in Rise & Shine is 72% and Oceana’s interest is 28%.

In June 2009, the Company announced an agreement with Glass Earth Gold Ltd. (“Glass Earth”) which was subsequently terminated in June 2010. The option agreement with Glass Earth was for a 70% ownership interest in the claim.

CanAlaska currently proportionately consolidates its 72% interest in Rise and Shine as at January 31, 2011.

(b)

Reefton & Other New Zealand Projects

In February 2009, Kent Exploration Inc. (“Kent”) entered into a 5-year option agreement to acquire a 70% interest in the Reefton Project, in South Island, New Zealand by paying $5,000 to the Company upon execution and spending $3,500,000 on the project over the five year option period. In August 2009, the option agreement with Kent was terminated.

This road-accessible property, encompassing approximately 14,060 hectares (34,743 acres), is located in the historic Reefton gold fields, off New Zealand State Highway 7, with the property extending from approximately 3 km to 20 km south-west of the town of Reefton, South Island, New Zealand.

(c)

Other Projects, Various

Includes the Kasmere, Misty, Rainbow Hill, Glitter Lake, Elliot Lake, Voisey’s Bay and Zeballos projects

Kasmere comprises approximately 267,000 hectares under license application adjacent to NE Wollaston in the Province of Manitoba. The Company acquired an adjacent claim block (Mineral Lease 209B) from Santoy Resources Ltd. on December 11, 2008 for 4,000 in common shares, 50,000 warrants exercisable over one year at an exercise price of $0.50, and a 2% NSR. Mineral Lease 209B is situated in the middle of the Company’s Kasmere claim block.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three and nine months ended January 31, 2011 and 2010

(Unaudited)

(Expressed in Canadian dollars except where indicated)

9     Other Mineral Property Interests (continued)

The Misty project covers approximately 53,000 hectares and is located in Manitoba adjacent to the southern boundary of the NE Wollaston project.  On May 23, 2008, the Company optioned the Misty property to Great Western Minerals Group Ltd. (“Great Western”). Great Western may have earned a 51% interest in the property by making payments of $100,000, issuing 200,000 shares and making exploration expenditures of $6 million. The Company was awaiting the grant of exploration permits by the Government of Manitoba, which had been delayed due to aboriginal consultations. In June 2010, Great Western terminated the agreement and on June 22, the Company withdrew its exploration permit application and recorded a mineral property write-down of $367 for the Misty Lake project.

Rainbow Hill comprises 12 unpatented federal lode mining claims in the Valdez Creek Mining District, Talkeetna Recording District, Alaska, U.S.A. This property was optioned to District Gold Inc. (“District Gold”) under which District Gold may have earned a 60% interest by making option payments by July 31, 2009 of $150,000 ($37,500 received) and 200,000 shares (100,000 issued), and completing exploration expenditures of $1.5 million over the term of the option. On February 5, 2010, the Company terminated the option agreement with District Gold.

Glitter Lake comprised certain mineral claims prospective for nickel and platinum located near Glitter Lake, Quebec. In January, 2009, the company transferred ownership of Glitter Lake to fulfill an office lease obligation. CanAlaska retained a ½% NSR.

Voisey’s Bay, located in Labrador, Newfoundland, is a property jointly-held with Columbia Yukon Explorations Inc.

Zeballos is comprised of 22 mineral crown grants in two groups that cover a total of approximately 336 hectares of mineral claims located 6 kilometres northeast of the Village of Zeballos, on the west-central coast of Vancouver Island in British Columbia.  In May 2010, the Company executed an option agreement with Ridgeback Global Resources Plc (“Ridgeback”). Under the terms of the option agreement, Ridgeback may have earned a 50% interest in the property by making payments of $60,000 ($10,000 received), issuing up to 15% of the issued and outstanding shares of Ridgeback and making exploration expenditures of $2,500,000 by May 2014. On October 3, 2010, the Company terminated the option agreement with Ridgeback.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three and nine months ended January 31, 2011 and 2010

(Unaudited)

(Expressed in Canadian dollars except where indicated)

10      Share Capital

In January 2011, the Company issued 373,250 common shares from the exercise of stock options for gross proceeds of $373,250.

In December 2010, the Company issued 1,721,708 ordinary units for gross proceeds of $2,754,733. Each unit consists of one common share and one-half of a share purchase warrant. Each warrant entitles the holder to purchase on additional common share for a period of twenty four months from the closing date, at a price of $1.90 per warrant share.  The share purchase warrants issued as part of this placement have been recorded at a fair value of $239,533 using the Black Scholes model. A finder’s fee of $119,055 in cash and 31,250 common shares and 136,192 warrants were issued in connection with the financing.

In December 2010, the Company issued 446,167 flow-through units for gross proceeds of $713,867. Each unit consists of one flow-through common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of twenty four months from the closing date at a price of $1.90 per warrant share. The share purchase warrants issued as part of this placement have been recorded at a fair value of $57,827 using the Black Scholes model.  A finder’s fee of $29,280 in cash and 18,300 warrants were issued in connection with the financing.

In November 2010, the Company issued 26,000 common shares from the exercise of stock options for gross proceeds of $26,000.

On September 23, 2010, shareholders approved a share consolidation of ten to one.  The shares of the Company began trading on a consolidated basis on November 8, 2010. All references to common shares, stock options, warrants and per share amounts for all periods have been adjusted on a retrospective basis to reflect the common share consolidation.

In September 2010, the Company issued 20,000 common shares under the amended option agreement for the Fond Du Lac project (note 8(d)).

In July 2010, the Company issued 5,000 common shares under the option agreement for the Black Lake project (note 8(e)).

In April 2010, the Company issued 2,500 common shares from the exercise of stock options for gross proceeds of $3,000.

In January 2010, the Company issued 20,250 common shares from the exercise of stock options for gross proceeds of $24,300.

In December 2009, the Company issued 5,000 common shares under the option agreement with Baywater Uranium for the Collins Bay Extension uranium project (note 8(o)).

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three and nine months ended January 31, 2011 and 2010

(Unaudited)

(Expressed in Canadian dollars except where indicated)

10     Share Capital (continued)

In December 2009, the Company issued 1,089,757 ordinary units for gross proceeds of $1,907,075.  Each unit consists of one common share and one share purchase warrant.  Each warrant entitles the holder to purchase one additional common share for a period of twenty four months from the closing date, at a price of $2.80 per warrant share.  The share purchase warrants issued as part of this placement have been recorded at a fair value of $119,760 using the Black Scholes model.  A finder’s fee of $12,500 in cash and 7,143 warrants were issued in connection with the financing.

In December 2009, the Company issued 125,000 common shares under the purchase agreement with Hawk Uranium Inc. for mineral claims in the Cluff Lake area of Saskatchewan (note 8(q)).

In December 2009, the Company issued 387,630 flow-through units for gross proceeds of $814,023. Each unit consists of one flow-through common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of eighteen months from the closing date at a price of $2.80 per warrant share. The share purchase warrants issued as part of this placement have been recorded at a fair value of $18,289 using the Black Scholes model.  A finder’s fee of $31,185 in cash and 14,850 warrants were issued in connection with the financing.

In November 2009, the Company issued 1,071,443 flow-through units for gross proceeds of $2,250,030. Each unit consists of one flow-through common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of eighteen months from the closing date, at a price of $2.80 per warrant share. The share purchase warrants issued as part of this placement have been recorded at a fair value of $69,885 using the Black Scholes model.  A finder’s fee of $112,502 in cash and 53,572 warrants were issued in connection with the financing.

In October 2009, the Company issued 119,000 flow-through units for gross proceeds of $249,900. Each unit consists of one flow-through common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of eighteen months from the closing date, at a price of $2.80 per warrant share. The share purchase warrants issued as part of this placement have been recorded at a fair value of $7,755 using the Black Scholes model.  A finder’s fee of $12,495 in cash and 5,950 warrants were issued in connection with the financing.

In August 2009, the Company issued 582,676 flow-through units for gross proceeds of $990,550. Each unit consists of one flow-through common share and one-half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of twenty-four months from the closing date, at a price of $2.40 per warrant share. The share purchase warrants issued as part of this placement have been recorded at a fair value of $52,404 using the Black Scholes model.  A finder’s fee of $49,528 in cash, 14,567 warrants and 29,134 compensation options were issued in connection with the financing. Each compensation option entitled the holder thereof to acquire one unit at a price of $1.70 per unit for a period of 24 months. Each unit will consist of one common share or one flow-through common share in the capital of the Company and one-half of one non-transferable share purchase warrant, each whole warrant entitles the holder thereof to purchase one additional common share of the Company for a period of twenty-four months from the closing date at a price of $2.40 per warrant share.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three and nine months ended January 31, 2011 and 2010

(Unaudited)

(Expressed in Canadian dollars except where indicated)

10     Share Capital (continued)

In July 2009, the Company issued 5,000 common shares under the option agreement with Baywater Uranium for the Collins Bay Extension uranium project (note 8(o)).

11     Share Stock Options and Warrants

The Company has a stock option plan that permits the granting of stock options to directors, officers, key employees and consultants. Terms and pricing of options are determined by management at the date of grant. A total of 3,400,000 common shares of the Company may be allotted and reserved for issuance under the stock option plan.

	Number of options 000’s	Weighted average exercise price $
Outstanding - May 1, 2010	2,094	3.20
Granted	406	1.05
Expired	(172)	4.46
Forfeited	(109)	2.12
Exercised	(399)	1.00
Outstanding – January 31, 2011	1,820	1.04

	Number of options 000’s	Weighted average exercise price $
Outstanding - May 1, 2009	2,137	3.60
Granted	638	1.80
Exercised	(23)	1.20
Expired	(96)	3.90
Forfeited	(562)	3.00
Outstanding – April 30, 2010	2,094	3.20

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three and nine months ended January 31, 2011 and 2010

(Unaudited)

(Expressed in Canadian dollars except where indicated)

11     Share Stock Options and Warrants (continued)

As at January 31, 2011, the following stock options were outstanding:

Number of options outstanding 000’s		Exercise price $	Expiry date (Fiscal Year)
	20	$1.00	2011
	191	$1.00	2012
	661	$1.00 - $1.50	2013
	789	$1.00 - $1.56	2014
	159	$1.00	2015
Total	1,820	0.76

Stock options vest over various time periods. As at January 31, 2011, 1,761,250 stock options were vested and exercisable with a weighted average exercise price of $1.03.

On October 25, 2010, the Company, after receipt of regulatory and shareholder approvals, repriced an aggregate of 1,714,500 previously granted stock options, from original exercise prices ranging from $1.20 to $7.40 per share, to a revised price of $1.00 per share.  All other terms of the stock options remained unchanged.  The incremental fair value of these repriced options were $433,001, of which $428,693 was recognized in the three months ended October 31, 2010 and the remaining $4,308 will be recognized over the vesting period of repriced stock options.

For the three months ended January 31, 2011, total stock-based compensation expense was $264,508 (January 31, 2010: $0.3 million) of which $86,206 was capitalized (January 31, 2010: $0.1 million) and for the nine months ended January 31, 2011, total stock-based compensation expense was $834,242 (January 31, 2010: $1.3 million) of which $122,385 was capitalized (January 31, 2010: $0.4 million).

Warrants

	Number of warrants 000’s	Weighted average exercise price $
Outstanding - May 1, 2010	2,847	3.20
Granted	1,238	1.90
Expired	(581)	5.00
Outstanding – January 31, 2011	3,504	2.45

In December 2010, 860,853 warrants were issued in connection with an ordinary unit offering (note 10). In addition, 136,192 warrants were issued as finders fees (note 10).

In December 2010, 223,082 warrants were issued in connection with a flow through unit offering (note 10).  In addition, 18,300 warrants were issued as finders fees (note 10).

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three and nine months ended January 31, 2011 and 2010

(Unaudited)

(Expressed in Canadian dollars except where indicated)

11    Share Stock Options and Warrants (continued)

	Number of warrants 000’s	Weighted average exercise price $
Outstanding - May 1, 2009	631	5.00
Granted	2,266	2.70
Expired	(50)	5.00
Outstanding – April 30, 2010	2,847	3.20

At January 31, 2011, the following warrants were outstanding:

Number of warrants Outstanding 000’s		Exercise price $	Expiry date Fiscal year end
	65	2.80	2011
	2,201	2.74	2012
	1,238	1.90	2013
Total	3,504

Option and warrant pricing models require the input of highly subjective assumptions including the expected volatility. Changes in the assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options and warrants. The following assumptions were used in the Black-Scholes option pricing model to calculate the compensation expense and the fair value of the share purchase warrants issued.

	Warrants	Options
Risk-free interest rate	1.68%	1.25% - 1.92%
Expected life	2.0 years	1.3 years – 3.0 years
Expected volatility	40%	102% - 113%
Expected dividend	0%	0%

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three and nine months ended January 31, 2011 and 2010

(Unaudited)

(Expressed in Canadian dollars except where indicated)

12      Related Party Transactions

	January 31, 2011 $000’s	January 31, 2010 $000’s
Engineering and consulting fee to the Vice-President Exploration	160	190
Accounting fees to a company controlled by the former Chief Financial Officer	-	4
Accounting fees to a company controlled by the former Chief Financial Officer	-	95
Consulting fees to a company controlled by the Chief Financial Officer	62	-

The Vice-President Exploration currently provides his services through a consulting company.

The former Chief Financial Officer billed his time through a consulting company and the current Chief Financial Officer provides his service through a consulting company as well and is disclosed above.

All transactions are recorded at amounts agreed upon by the two parties.

Effective November 2010, each outside director is entitled to receive $15,000 annual retainer, $700 per directors meeting and $600 per committee meeting. Committee chairs are entitled to receive an additional $1,500 and the audit committee chair is entitled to an additional $2,500. Prior to November 2010, each outside director was entitled to receive $500 per month, $500 per directors meeting and $500 per committee meeting. For the three months ended January 31, 2011, $19,977 (January 31, 2010: $20,225) has been paid/accrued to directors and $2,086 (January 31, 2010: $nil) is owing to directors.  For the nine months ended January 31, 2011, $53,914 (January 31, 2010: $36,488) has been paid/accrued to directors and $2,086 (October 31, 2009: $nil) is owing to directors.  This is due on demand and non-interest bearing.

13    Commitments

The Company has the following commitments in respect of operating leases for office space, land, or computer equipment:

Fiscal Year Ending	Total $000’s
2011	46
2012	94
2013	14
2014	7
Thereafter	15
Total	176

The Company has outstanding and future commitments under mineral properties option agreements to pay cash and/or issue common shares of the Company (note 7).

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three and nine months ended January 31, 2011 and 2010

(Unaudited)

(Expressed in Canadian dollars except where indicated)

14    Geographic Segmented Information

January 31, 2011 ($000’s)	Canada	U.S.A.	New Zealand	Total
Non-current Assets	51,508	10	460	51,978
Assets	66,298	10	512	66,820
Loss for the Year	(1,637)	-	(2)	(1,639)

April 30, 2010 ($000’s)	Canada	U.S.A.	New Zealand	Total
Non-current Assets	46,908	7	464	47,379
Assets	56,982	7	521	57,510
Loss for the Year	2,975	-	1	2,976

15     Subsequent Events

In March 2011, MC Resources Canada Ltd. advanced $0.39 million to fund the exploration program on the West McArthur property.

In February 2011, the Company issued 20,000 common shares from the exercise of stock options for gross proceeds of $20,000.